EXHIBIT (A)(36)














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                  QUESTIONS AND ANSWERS FOR ENDESA SHAREHOLDERS
                                 PUBLIC DOCUMENT


1. WHY IS IT CONVENIENT FOR ME TO APPROVE THE MODIFICATION OF THE BY-LAWS TO INCREASE THE CONCENTRATION LIMIT FROM 26% TO 65%?

         Because by modifying the threshold we create a real possibility that there may exist an investor that can acquire at least 51% of the shares and have a controlling interest in the company. This would make it more likely that you could realize a "control premium" for your shares. Increasing the concentration limit to 65% instead of just 51% is important because it would leave a margin for additional investments by a controlling shareholder, either by making additional direct investments in the company or purchasing additional shares in the market.

         It is good for Endesa that there exist a qualified controller because this would allow for the expansion and growth of Endesa during the forthcoming years.

           The current by-laws date back to the 1980s when Endesa was privatized. Today, very few companies in Chile or abroad maintain such a low concentration limit percentage, which turns large investors away and therefore tends to depress the price per share of the stock.


2. WHY SHOULD I WANT TO APPROVE THE CONCENTRATION AMENDMENT IF I DO NOT INTEND TO SELL MY SHARES?

         Approving this modification does not mean that you have to sell. Your approval merely opens a door so that investors such as DUKE ENERGY may purchase shares from those stockholders who do wish to sell. If the proposed increase in the concentration limit is approved, you will have the choice of selling your shares at an attractive price to DUKE ENERGY or another large investor or holding them.


3.   WHY IS IT CONVENIENT TO SELL MY SHARES?

         The purchase offer of DUKE ENERGY is $250 per share, 43% higher than the average price per share for the period July 1998 through January 1999. The average price for your shares in the last six months of 1998 and in January of 1999 was $174 per share. On February 17, 1999, the day prior to DUKE ENERGY's announcement of its purchase offer, the closing share price was $211 per share.



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4.   COULD I GIVE MY CONSENT BY EXECUTING A PROXY LETTER IN FAVOR OF A CHILEAN
     WHO IS INDEPENDENT FROM DUKE?

         If you name a person in your proxy other than the three individuals recommended by DUKE ENERGY, there may be no assurance that that person will vote in favor of the amendment. Additionally, Chilean law establishes that no shareholder or person related to it may vote in a shareholders meeting shares exceeding the concentration limit. Therefore, the proxies granted to persons related to Enersis probably cannot be used to vote in favor of raising the concentration limit.

         The three individuals recommended by DUKE ENERGY- Messrs. Bruce Andre Williamson, Peter Joseph Wilt and Jaime Irarrazabal C.- are serious professionals who will carry on your mandate to approve the amendment. Mr. Jaime Irarrazabal C., is both a well-respected lawyer in Santiago and a Chilean national.



5.  WHAT IS THE DIVIDEND POLICY OF DUKE ENERGY?

                  DUKE ENERGY was formed by the merger of Duke Power and Pan Energy in 1997. Duke Power had paid a dividend on its common shares for 70 consecutive years prior to the merger. DUKE ENERGY has continued this dividend payment tradition. Following the consummation of the offer to purchase Endesa Chile, DUKE ENERGY intends to support a dividend policy of Endesa Chile that is consistent with the growth objectives of that company. Endesa's growth will increase the likelihood of greater dividends to all shareholders.


6. WHY IS DUKE ENERGY INTERNATIONAL THE RIGHT CONTROLLING PARTNER FOR ENDESA CHILE?

      - Duke Energy is a very successful and respected global company, having been ranked by London's Financial Times in 1998 as the world's most respected utility and by Fortune Magazine as America's Most Admired electric and gas utility in 1999.

      - With assets of US$26 billion (approximately six times the size of Endesa Chile), Duke Energy is one of the top 10 energy companies in the world, having great financial and technical strength.

      -     Duke Energy has expertise in power generation and global operations.



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            Duke Energy owns, operates or has an interest in hydroelectric and thermal plants totaling approximately 30,000 MW of electric generation capacity around the world and operates in 50 countries.

      - Duke Energy International believes in Endesa, its managers and employees.

      - Duke Energy International is committed to employ Endesa and the Santiago headquarters as its business platform for electric generation investments and growth throughout South America.


7. IS THERE ANY ADVANTAGE TO HAVING ENDESA UNDER THE MAJORITY CONTROL OF A FOREIGN COMPANY?

         What is important is whether the controller can make the company grow by providing the financial support and the crucial technical and operational experience to make possible more profitable projects in the highly competitive modern energy business. DUKE ENERGY is a global energy company with strong technical and operational experience. It has been in business for 100 years, having accumulated great experience and financial and technical strength.

         Chile needs foreign capital to grow. Even though the controlling stockholder will be a foreign company, the corporate headquarters of Endesa will remain in Santiago and will be the platform for Duke Energy's electric generation investment in South America. Endesa's growth will create new jobs for Chileans and bring additional foreign investment to Chile.


8. WHAT IS THE POSITION OF THE BOARD OF DIRECTORS OF ENDESA REGARDING THE BYLAWS AMENDMENT?

         The Board of Directors of Endesa has not taken any position in regard to the concentration amendment so far.


9.   WILL THE SHARES THAT I DON'T SELL BE DEVALUATED?

         Not necessarily, because by having only one controller coming in with financial standing, experience in the electrical sector and creative capacity, Endesa will be in the best position to grow and expand. Also, because Duke has only offered to purchase 51% of Endesa, there should be a liquid trading market for the remaining shares.




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10.   COULD THE WORKERS OF ENDESA BE HARMED BY THIS MODIFICATION?


         No. This modification will have no impact on Endesa's employees. In fact, with Duke Energy International's growth plans and financial strength, workers of Endesa may have more opportunity in the future.



11.   IS THERE ANY COST FOR SELLING MY SHARES, ANY COMMISSION?

         If Duke is the purchaser of your shares, no costs or commissions will be charged to you.


12.   WHEN IS THE AUCTION, WHO DOES IT, HOW DOES IT WORK?

         In order for an auction to take place, we first need to modify the by-laws. Then, the auction date shall be scheduled. It is estimated that this date will be between April 20 to April 30.

         The administrator is BANCHILE CORREDORES DE BOLSA, who shall receive the sale orders from Chilean stockholders and carry out the purchase of the shares through the auction procedure in force at a Chilean stock market.

         Banchile appears at the stock market and offers the stock package entrusted by the stockholders. Another person from Banchile offers to purchase the package. If there are no other interested parties, Banchile will make the purchase. If there are other interested parties, DUKE must compete with the prices offered at that time.


13.   HOW DOES THE PRORATION SYSTEM WORK?

         DUKE shall purchase 3,680 million shares. In the event that the total number of shares offered for sale during the auction is greater than the one offered for purchase, the acquisition shall be prorated so that all the stockholders have the same conditions, irrespective of the number of shares held.


14. WOULDN'T SHAREHOLDERS MAKE MORE MONEY BY SELLING ALL OF THEIR SHARES AT THE CURRENT STOCK MARKET VALUE THAN BY SELLING ONLY THEIR PRO RATA PORTION TO DUKE FOR CH$250 PER SHARE?



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         The individual shareholders should each consider their particular investment alternatives. DUKE ENERGY has structured the pro rata purchase of the Endesa shares to be fair to all shareholders who would like to sell, including the very small ones. DUKE ENERGY believes that this pro rata structure will result in the greatest amount of liquidity for the remaining Endesa Chile shareholders, who should be able to sell their shares at will in the stock market after the DUKE ENERGY purchase.


15. CONSIDERING THE CURRENT DROUGHT AND OTHER TEMPORARY CONDITIONS, SHOULD SHAREHOLDERS OF ENDESA CHILE WAIT FOR A HIGHER OFFER FROM ANOTHER COMPANY?

While it is true that the average price per share for Endesa shares was higher in 1997 than it is today, there are no guarantees that the price per share will ever again reach those historical levels after the drought and other temporary conditions are over. DUKE ENERGY, on the other hand, is guaranteeing what it believes is a fair price. The $250-per-share price DUKE ENERGY is offering is $39 higher than the $211-per-share price in effect the day prior to the public announcement of DUKE ENERGY's offer last February and $76 higher than the average price per share of $174 during the period of July 1998 through January 1999.



16. IF DUKE IS NOT A STOCKHOLDER, WHY CAN IT HAVE A REPRESENTATIVE AT THE MEETING OF STOCKHOLDERS?

         Any individual of legal age can be assigned the power to represent a shareholder at the Shareholders Meeting. All it takes is your granting to that individual the authority to represent you at the Meeting. We request that you name one of the three individuals we have mentioned to you because these individuals are committed to approve the bylaws amendment and have no limitations to do so.


17. WHY SHOULD SHAREHOLDERS SELL THEIR SHARES IN ENDESA CHILE WHEN THEY KNOW OF NO OTHER INVESTMENTS THAT PROVIDE A BETTER RETURN?

         There are never any guarantees for safety and high returns in the stock market. There are no guarantees that shareholders will be able to sell their shares at a higher price than Ch$250 per share at any time in the future nor that they will receive generous dividends. However, DUKE ENERGY does guarantee that it will pay the shareholders Ch$250 per share after the amendment is approved and all conditions to the DUKE


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         ENERGY offer are satisfied. DUKE ENERGY believes that this offer is fair and attractive, being $39 higher than the $211-per-share price in effect the day prior to the public announcement of DUKE ENERGY's offer last February and 43% higher than the average price per share of $174 for the period July 1998 through January 1999.

18.   WILL I LOSE MY DIVIDENDS IF I SELL NOW?

         You will lose your dividends if you sell your shares, but the $76-per-share margin between the average price of $174 per share during the period from July 1998 through January 1999 and the price of $250 per share offered by DUKE ENERGY should greatly exceed the value of any dividend that may be proposed by Endesa at the Meeting of Stockholders of April 27.



19. WHY SHOULDN'T THE ENDESA SHAREHOLDERS WAIT TO ISSUE THEIR PROXIES UNTIL AFTER THE ENERSIS SHAREHOLDERS MEETING ON MARCH 30?

The decision to be taken at the ENERSIS Shareholders Meeting is not a condition of DUKE ENERGY's purchase offer. Therefore, DUKE ENERGY's offer to purchase a controlling stake in Endesa Chile if the concentration limit is raised will continue regardless of the outcome at the ENERSIS meeting.





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